Exhibit 12.1

SOUTHERN CALIFORNIA EDISON COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK
(Millions of Dollars)

Earnings:	2009	2010	2011	2012		2013

Income from continuing operations
before tax and noncontrolling interest	$1,620	$1,532	$1,745	$1,874	a	$1,279
Less: Income from equity investees	—	—	—	—		—
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,620	1,532	1,745	1,874	a	1,279
Add:
Fixed charges (see below)	535	565	613	667	*	708
Amortization of capitalized interest	2	2	4	2	c	3
Distributed income of equity investees	—	—	—	—		—
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	—	—	—	—		—
Subtract:
Interest capitalized	(4)	(7)	(4)	(8)	d	(6)
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis	(73)	(73)	(90)	(103)	e	(128)
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	(94)	—	—	—		—

Earnings as adjusted	$1,986	$2,019	$2,268	$2,432		$1,855

Fixed Charges (1):
Interest expenses - net of capitalized interest and AFUDC	$420	$429	$463	$499	a	$523
Add: AFUDC	32	43	42	40	a	31
Interest expenses - net of capitalized interest	452	472	505	539		554
Interest capitalized (2)	4	7	4	8	b	6
Interest portion of rental expense (3)	6	13	14	17	e	20
Preferred and preference stock dividend
requirement - pre-tax basis	73	73	90	103	e	128
Total fixed charges	$535	$565	$613	$667	*	$708

Ratio	3.71	3.57	3.70	3.65		2.62

(1)	Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.
(2)	Includes fixed charges associated with Nuclear Fuel and capitalized interest of 15.8% owned partnership.
(3)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.